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                        [CIGNA NEWS RELEASE LETTERHEAD]



                                   EXHIBIT 20

For Release:     IMMEDIATE

Contact: ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133



                       CIGNA'S FIRST QUARTER 1994 RESULTS


PHILADELPHIA, MAY 2, 1994 -- CIGNA Corporation (NYSE:CI) today reported first quarter 1994 consolidated net income of $114 million ($1.58 per share), compared with $46 million ($0.64 per share) a year ago.

OPERATING INCOME*
Operating income for the first quarter of 1994 significantly improved over the comparable period of 1993. The first quarter 1994 operating income was $100 million versus $16 million in 1993.

"Operating income for our health, pension and life businesses continued to be strong in the quarter. Although domestic property and casualty results remain weak, the actions taken by the new management team are expected to produce future improvements," said Wilson H. Taylor, CIGNA's Chief Executive Officer.





* Operating income is defined as net income excluding realized investment gains and losses.
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REALIZED GAINS/LOSSES
The 1994 first quarter consolidated net income includes after-tax realized investment gains of $14 million ($0.19 per share), compared with gains of $30 million ($0.42 per share) for the same period of 1993.

REVENUES
Consolidated revenues were $4.5 billion and $4.4 billion for the first quarter of 1994 and 1993, respectively.

ASSETS/SHAREHOLDERS' EQUITY
Assets at March 31, 1994 were $84.9 billion, compared with $85.0 billion at year-end 1993. Shareholders' equity was $6.1 billion ($84.32 per share) at March 31, 1994, compared with $6.6 billion ($91.30 per share) at December 31, 1993. In the first quarter of 1994, shareholders' equity decreased approximately $500 million, primarily due to upward movement in interest rates, resulting in a decrease in the unrealized appreciation of securities carried at fair value. The new "mark to market" accounting requirement (SFAS 115) will result in fluctuations in shareholders' equity.

SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS
This segment, which includes CIGNA's group indemnity and HMO operations, had operating income of $119 million in the first quarter of 1994. This compares with operating income of $71 million in the first quarter of 1993.
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For the first quarter 1994, the operating income increase reflects improvements in both the group indemnity and HMO operations. Indemnity improvements were primarily from favorable claim experience and seasonal effects. The HMO improvements were attributable to strong membership growth, rate increases and cost management; HMO medical membership grew by 363,000 to approximately 3 million enrollees in the first quarter of 1994.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS
This segment, which manages retirement accounts, had operating income of $48 million in the first quarter of 1994. This compares with operating income of $44 million in the first quarter of 1993. This increase in earnings primarily reflects overall growth in assets under management.

Assets under management at March 31, 1994 were $33.9 billion, an increase of 5 percent from $32.3 billion as of March 31, 1993.

INDIVIDUAL FINANCIAL SERVICES
This segment, which includes individual and corporate-owned life insurance, life & health reinsurance, and annuity businesses, had operating income of $26 million in the first quarter of 1994, about even with the $27 million for the same period of 1993.

PROPERTY AND CASUALTY
This segment, which includes Domestic, International and Reinsurance operations, had an operating loss of $94 million in the first quarter of 1994, compared with an operating loss of $103 million for the same period in 1993.
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The first quarter 1994 results included after-tax catastrophe losses of $85 million due to the Los Angeles earthquake and the severe winter weather in the Northeast. Catastrophe losses were $55 million after-tax for the first quarter of 1993.

The GAAP combined operating ratio after policyholders' dividends was 133 for the first quarter of 1994, compared with 132 for the first quarter of 1993.

OTHER
Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had operating income of $1 million in the first quarter of 1994. This compares with an operating loss of $23 million in the first quarter of 1993. The first quarter of 1994 includes a $20 million after-tax gain from the sale of the California personal automobile and homeowners businesses.
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CIGNA CORPORATION                                              (CIGNA LOGO)
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)


- - ---------------------------------------------------------------------------
                                                     Three Months Ended
                                                            March 31,
                                                        1994      1993
===========================================================================
REVENUES
    Premiums and fees                                $ 3,366   $ 3,261
    Net investment income                                992       958
    Other revenues                                       152       124
    Realized investment gains                             21        31
- - ---------------------------------------------------------------------------
         Total                                       $ 4,531   $ 4,374
- - ------------------------------------------------------=====================

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                $   125   $    92
    Employee Retirement and Savings Benefits              46        36
    Individual Financial Services                         28        22
    Property and Casualty:
        Operations                                       (36)      (31)
        Asbestos and Environmental Losses                (44)      (48)
                                                      -------   -------
    Total Property and Casualty                          (80)      (79)
    Other Operations                                      (5)      (25)
- - ---------------------------------------------------------------------------

NET INCOME                                           $   114   $    46
- - ------------------------------------------------------=====================

SHAREHOLDERS' EQUITY at March 31                     $ 6,096   $ 5,788
- - ------------------------------------------------------=====================


WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                         $72,199   $71,888
- - ------------------------------------------------------=====================

PER SHARE:
    Net income                                       $  1.58   $  0.64
- - ------------------------------------------------------=====================

    Shareholders' Equity at March 31                 $ 84.32   $ 80.44
- - ------------------------------------------------------=====================

PROPERTY AND CASUALTY
   STATISTICS  (GAAP)
    Net written premiums                             $   971   $ 1,073
    Earned premiums                                  $   974   $ 1,058
    Underwriting ratios:
        Loss and loss adjustment expense                94.8%     92.9%
        Underwriting expense                            36.7%     36.4%
- - ---------------------------------------------------------------------------
        Combined ratio                                 131.5%    129.3%
- - ------------------------------------------------------=====================

        Combined after policyholders' dividends        132.5%    132.4%
- - ------------------------------------------------------=====================

    Pre-tax catastrophe losses                       $   130   $    83
- - ------------------------------------------------------=====================